Elliott M. Smith

Partner

212 294-6787

emsmith@winston.com

October 11, 2017

VIA EDGAR AND HAND DELIVERY

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Double Eagle Acquisition Corp.

Registration Statement on Form S-4

Filed September 6, 2017

File No. 333-220356

Dear Ms. Long:

On behalf of our client, Double Eagle Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 3, 2017, relating to the Company’s Registration Statement on Form S-4 filed via EDGAR on September 6, 2017 (“Form S-4”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Amendment No. 1 marked to show changes from the Form S-4.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Cover Page

1.	The cover page of the prospectus should appear at the front of the prospectus and include all information required by Item 501 of Regulation S-K, including the “Subject to completion” legend and title and amount of securities. It appears that you may have inserted the notice of shareholders meeting as the prospectus cover page.

Response: The Company has revised the cover page of Amendment No. 1 to address the Staff’s comment.

October 11, 2017 Page 2

2.	Please disclose the aggregate purchase price and its stock and cash components.

Response: The Company has revised the cover page of Amendment No. 1 to address the Staff’s comment.

Q: What are the recommendations of Double Eagle’s board of directors?, page 15

3.	Please include a brief summary of the conflicts you mention.

Response: The Company has revised the registration statement on page 15 to include a brief summary of the conflicts.

The Stock Issuance Proposal; page 24

4.	Please specify the number of shares investors are voting to issue. If unknown, please provide a percentage or range with an explanation of variables.

Response: The Company has revised the registration statement on pages 24 and 121 to specify the range of the number of shares investors are voting to issue.

Risks Relating to Williams Scotsman’s Business, page 41

5.	Please include risk factor disclosure relating to the fact that Williams Scotsman has a going concern opinion from its auditor.

Response: The Company has added the risk factor disclosure on page 54 relating to the going concern opinion from WSII’s auditor.

6.	We note several risk factors relating to the effects of increases in raw material and labor costs, natural disasters and business disruptions, and exposure to claims not fully protected by insurance. If specific recent events such as hurricanes Harvey, Irma and Maria, or the earthquake in Mexico have had or are likely to have a material impact on the business, operations or assets of Williams Scotsman, please address this in a risk factor or MD&A, as appropriate.

Response: The Company has revised the risk factor discussion on page 51 and included a discussion of the recent hurricanes and other natural disasters in WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 181.

Background of the Business Combination, page 94

October 11, 2017 Page 3

7.	In the first paragraph on 94, you disclose that the terms of the transaction were changed in order to allow the sellers to retain a 10% interest in the new company. However, the purchase price appears to have increased from $1.065 billion in June to $1.1 billion. Please disclose what considerations led to this increase.

Response: On August 11, 2017, the parties mutually agreed to revise the transaction structure, such that Sellers would retain an unlisted 10% minority equity interest in Williams Scotsman Holdings, Inc.  Double Eagle management and board of directors believed this was a favorable change for Double Eagle and its public shareholders, insofar as the Sellers interests would be aligned with Double Eagle shareholders following the closing of the business combination.  In connection with this change in structure, the parties agreed to exclude estimated public company costs from the calculation of the purchase price. The increase in purchase price also took into account the customary practice that values all-cash transactions at a discount to transactions where the seller is paid part of the consideration in equity.  Accordingly, the effective purchase consideration for 100% of Williams Scotsman was revised to $1.1 billion, consisting of $1.0215 billion in cash to the Sellers and $78.5 million for the unlisted 10% minority equity interest. It was also agreed that the Sellers’ 10% minority interest would be held through a holding company, with Double Eagle holding 90%, and that the Sellers’ retained minority interest would not be subject to the Double Eagle transaction-related dilution. The parties also agreed to reduce the initial gross debt to be outstanding at closing to $490 million (or to $365 million in net debt after considering the $125 million in balance sheet cash at closing).

Certain Projected Financial Information

Certain Williams Scotsman Forecasts and Performance Targets, page 99

8.	It appears the non-GAAP Adjusted EBITDA projections included in your filing do not give effect to the carve-out transaction of the remote accommodations business. It is not clear to us how the performance measure projections you have provided are useful to investors given the significance of the business you expect to crave-out from the continuing operations. Please modify your projected performance measures to adjust for the effects of the carve-out or explain how the information you have provided is a meaningful projection in the context of the continuing Williams Scotsman business.

Response: All pro forma information is provided after giving effect to the carve-out transaction. The Company has clarified the lead in to the pro forma table and footnote number 1 to the pro forma table on page 103.

9.	We note elsewhere in your filing a three year declining revenue trend associated with your operations in Canada and Mexico with a further decline expected in your 2017 estimates. Please disclose and discuss what consideration you gave to this trend in determining projected Modular – Other North America Segment projections.

Response: The Company has revised the registration statement on page 101 as requested.

10.	We note the non-GAAP reconciliations included in your projections for consolidated Williams Scotsman appear to reconcile Adjusted EBITDA to Gross Profit. Please refer to Section 103 of the SEC’s Compliance and Disclosure Interpretation for Non-GAAP Financial Measures and modify your presentation to reconcile to Net Loss or explain why you believe your current presentation is appropriate.

Response: The Company has added a reconciliation of projected Adjusted EBITDA to projected net income on page 105.

Unaudited Pro Forma Condensed Combined Financial Information, page 130

October 11, 2017 Page 4

11.	Please provide us a more comprehensive analysis that supports your conclusion WSII is the accounting acquirer, including your consideration of each factor outlined in ASC 805-10-55-11 through 15. Please specifically address how the expected level of redemptions impacts your analysis.

Response: The Company advises the Staff that it has concluded that WSII will be the accounting acquirer in the business combination. In reaching its conclusion, the Company considered a number of pertinent factors, including the form of the purchase consideration, and the relevant guidance included in ASC 805-10-25-4 and 25-5, 805-10-55-11 through 55-15 and ASC 805-40.

The business combination is expected to be effected by transferring cash, securing third party debt and issuing equity. The general guidance in ASC 810-10 states that the usual condition for a controlling interest is the ownership of a majority voting interest in an entity. Therefore, as a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity is a condition indicating control and, in a business combination, towards the identity of the accounting acquirer. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. If the determination of the acquiring entity (the controlling entity) is not clearly indicated (i.e., the acquirer is not "obvious") then the guidance in ASC 805-10-55-11 through 55-15 must be considered in order to determine the accounting acquirer. ASC 805-40-30-2 further notes that in a reverse acquisition, the accounting acquirer (legal acquiree) usually issues no consideration for the accounting acquiree (legal acquirer). Instead, the accounting acquiree issues its equity shares to the owners of the accounting acquirer. Given the business combination is to be effected through the transfer of cash by both the Company and TDR, as well as the issuance of debt and equity, the determination of the acquiring entity is not clearly indicated and therefore, the guidance in ASC 805-10-55-11 through 55-15 should be considered.

ASC 805-10-55-12(a) and (b) note that relative voting rights of the combined entity after the business combination and the existence of a large minority voting interest in the combined entity may be indicative of which entity is the accounting acquirer. The relative voting rights in the combined company after the consummation of the transaction will result in the existing shareholders of the Company and TDR owning 63% and 27% of the voting rights, respectively, assuming no redemptions. Ownership percentages would change to 31% for existing stockholders of the Company and 59% for TDR, assuming maximum redemptions of $252,663,080. In addition to these ownership percentages, TDR and its affiliates own a 10% interest in the Holdco Acquirer.

In both the minimum redemption and maximum redemption scenario, TDR will be the largest, individual shareholder, with no other individual shareholder owning in excess of 10% of the outstanding voting shares of the combined company. Given the above, we do not believe that either of these are determinative, and therefore, have considered the remaining criteria in ASC 805-10-55-12 (c) through (e) and ASC 805-10-55-13. These are solely qualitative considerations, which are indicators of control and are constant in both minimum and maximum redemption scenarios. Note, ASC 805-10-55-14 and 15 are not applicable.

ASC 805-10-55-12(c) notes that the entity whose owners have the ability to elect or appoint a majority of the members of the governing body of the combined entity may be indicative of which entity is the accounting acquirer. In addition, the board of directors of the combined company is expected to have seven members, of which TDR will have the right to nominate four of the initial directors (including the Chairman of the Board) and the founders of the Company will have the right to nominate two of the initial directors, subject to TDR approval. Board level decisions will require a majority vote. This favors WSII as the accounting acquirer.

October 11, 2017 Page 5

ASC 805-10-55-12(d) notes that the entity whose former management dominates the management of the combined entity may be indicative of which entity is the accounting acquirer. The Company expects that the executive officers of WSII prior to the consummation of the Transaction will become executive officers of WSC following the business combination. Specifically, it is expected that Gerry Holthaus, Chairman of the Board of Directors for Algeco Global and A/S Holdings, will serve as Chairman of the Board of Directors of the combined company; Bradley Soultz, President and CEO of WSII, will serve as the Chief Executive Officer of the combined company; Timothy Boswell, Vice President, Finance and Treasurer of WSII, will serve as Chief Financial Officer of the combined company; and Bradley Bacon, General Counsel & Corporate Secretary for WSII, will serve as General Counsel & Secretary of the combined company. This favors WSII as the accounting acquirer.

ASC 805-10-55-12(e) notes that the acquirer is usually the entity that pays a premium over the precombination fair value of the equity interests. This is not applicable.

ASC 805-10-55-13 notes that the accounting acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. WSII is significantly larger than the Company in assets, revenues and earnings; therefore, this favors WSII as the accounting acquirer.

The Company also considered certain other factors that indicate that WSII is the accounting acquirer:

•	The combined company will be branded as a WSII company

•	The headquarters will be moved to WSII’s headquarters

•	The industry expertise of the combined company resides with the management of WSII, and WSII management is responsible for the execution of the operational and financial strategy of the combined company, including strategic planning, financial reporting, capital raising and investor and board presentations.

•	TDR assumed the lead role in structuring the terms and conditions of the business combination, structuring and securing the debt to finance the business combination, which is secured by the assets of WSII, and resolving all relevant accounting and tax structuring issues.

The Company has considered all relevant factors to determine the accounting acquirer in both a minimum redemption scenario and a maximum redemption scenario.

In a maximum redemption scenario, TDR and its affiliates will own greater than 50% of the combined company, be the largest single shareholder, and have the ability to appoint the majority of the board members. In addition, WSII management will dominate management of the combined company and is significantly larger than the Company. Given all criteria in paragraphs 805-10-55-12 through 13 favor TDR and its affiliates, and paragraphs 805-10-55-14 and 15 do not apply, it is clear that TDR would be the accounting acquirer.

October 11, 2017 Page 6

In a minimum redemption scenario, although TDR would not own greater than 50% of the combined company, TDR would be the largest single shareholder, no other single shareholder would own greater than 10% of the combined company and there are no shareholder agreements that would allow any such shareholders to act in concert to exercise control. Given this and the fact that the business combination was effectuated through the contribution of cash by both TDR and the Company, the issuance of equity by the Company, and the issuance of debt secured by TDR, it is not clear who the accounting acquirer is. As a result, we have considered the remaining criteria in ASC 805-10-55-12 and 13. As noted above, all criteria are either not applicable or favor WSII as the accounting acquirer. Therefore, we have concluded the accounting acquirer is WSII.

12.	In regard to the pending carve-out of WSII’s remote accommodations business, it appears this disposition will meet the requirements to be presented as a discontinued operation in the historical financial statements of the predecessor entity based on the guidance in ASC 205-20-45-1 and ASC-205-20-45-3. Therefore, it appears you should expand your pro forma disclosures to also present pro forma statements of operations for the years ended December 31, 2015 and December 31, 2014 to reflect the discontinued operation for all fiscal years presented as required by Rule 11-02 of Regulation S-X.

Response: The Company has included a pro forma statement of operations for the years ended December 31, 2014 and 2015 on pages 138 and 139.

13.	Refer to note A on page 139. For each line item below gross profit, please clarify how the adjustment amount was determined. To the extent applicable, please reconcile the adjustment amounts to related amounts disclosed in your segment footnotes.

Response: The Company has updated note A on pages 143 and 144 as requested.

Business of Williams Scotsman, page 155

Company History, page 157

14.	Please disclose the total purchase price paid by funds managed by TDR Capital to acquire Williams Scotsman in October 2007.

Response: The Company has disclosed the total purchase price paid by funds managed by TDR Capital to acquire Williams Scotsman on page 162.

WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 174

Comparison of Six Months Ended June 30, 2017 and 2016, page 179

15.	We note various components of your business appear to have exposure to the upstream oil and gas industry, which has been in a declining trend for several periods. Please expand your MD&A disclosures, where relevant, to discuss this trend and provide indicative information regarding your expectations of the material uncertainties associated with the oil and gas industry, including any impacts that you reasonably expect on your operating results. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350 for guidance.

Response: The Company has included a discussion of WSII’s exposure to the oil and gas industry on pages 181, 184-185, 187-188 and 193-194 to address the Staff’s comment.

October 11, 2017 Page 7

16.	We note disclosures in MD&A such as “the decrease in average modular utilization rate was driven by the reductions in portable storage units on rent”. Such disclosures, which merely state an increase or decrease in the numerator of a ratio, are not particularly insightful to investors. In order to enhance an investor’s understanding of your performance, please expand your disclosures to address the key underlying drivers for the metrics you provide.

Response: The Company has revised disclosure on pages 185 and 187 to address the Staff’s comment.

Critical Accounting Policies, page 195

Revenue Recognition, page 195

17.	We note your disclosures regarding multiple deliverable arrangements that indicate estimated prices of deliverables are based on the price of those deliverables when sold separately or based on the best estimate of selling price method. Please expand your disclosures to more fully explain and, to the extent practicable, quantify when each method is used.

Response: The Company has clarified this policy on page 201 and removed reference to the “price of deliverables when sold separately” which is not a method used by WSII.

18.	We note your disclosures regarding long-term contracts for the sale of equipment, including your use of both the percentage of completion and the completed contract method. Please expand your disclosures to more fully explain and, to the extent practicable, quantify when each method is used.

Response: The Company has removed the reference to completed contract method on page 201. Contracts accounted for under the completed contract method total less than $1 million in revenue in any of the years presented.

Goodwill, page 196

19.	We note you have experienced significant goodwill impairments in recent periods. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please expand your disclosures to provide the following:

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a discussion of the uncertainty associated with these key assumptions.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response: The Company has revised disclosure of WSII’s critical accounting policy for goodwill on page 202.

October 11, 2017 Page 8

20.	To the extent that your reporting units have an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures for your reporting units:

•	Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test;

•	Provide a description of the assumptions that drive the estimated fair value;

•	Provide a discussion of the uncertainty associated with these key assumptions;

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying values for your reporting units, please disclose that determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response: The Company has revised disclosure of WSII’s critical accounting policy for goodwill on page 202.

Rental Equipment, page 197

21.	We note your disclosures that rental fleet assets are depreciated on a straight-line basis over their estimated useful lives which generally range from 2 to 20 years with a residual value of 0% to 50% and that these useful lives and residual values vary based on the type of rental equipment and local operating conditions. Please expand your disclosures to more fully explain the ranges and, to the extent practicable, disclose asset classes and carrying values by narrower ranges. In addition, please address the potential impact of changes in useful lives and residual values on your operating results.

Response: The Company has revised the Rental Equipment policy in WSII’s Critical Accounting Policies on page 203. WSII completed a study of its rental equipment residual values and useful lives resulting in an immaterial impact to WSII’s financial statements and result of operations. WSII continues to monitor its useful lives and residual values and does not anticipate material changes.

US Federal Income Tax Considerations

Effects of the domestication, page 233

22.	In the third paragraph of this section, you refer to the opinion of Winston & Strawn LLP which will be filed as exhibit 5.1 to the registration statement. The exhibit index describes exhibit 5.1 as opining to the validity of the securities issued and there does not appear to be a tax opinion filed under exhibit 8. Please clarify and file all drafts of opinions with your next amendment. We may have additional comments.

Response: The Company has included the form tax opinion as exhibit 8.1 in the exhibit index and has filed it as an exhibit with Amendment No. 1.

MANAGEMENT OF WSC FOLLOWING THE BUSINESS COMBINATION

Management and Board of Directors, page 202

October 11, 2017 Page 9

23.	Please include the information regarding the directors who will oversee the company after the combination.

Response: The Company has included information regarding the directors who will oversee WSC on page 208. The Company respectfully advises the Staff that it is in ongoing discussions with TDR and the Sellers regarding the composition of the various committees of the board of WSC and will update the Form S-4 upon finalization of those discussions.

WSII’s Historical Financial Statements

Note 11. Commitments and Contingencies, page F-43

24.	Please revise your disclosures to also address the expected impact of pending claims and lawsuits on results of operations and cash flows.

Response: The Company has updated the disclosure on page F-43.

Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page F-61

25.	In regard to the modular fleet, please provide a maturity analysis of lease payments, showing undiscounted cash flows to be received on an annual basis for each of the next five years and thereafter.

Response: The Company has included the required table in Note 1 to the audited financial statements on page F-62.

Note 18. Segment Reporting and Geographic Areas, page F-80

26.	We note from your Business section that you appear to generate revenues from various product lines and service offerings including modular space, portable storage, VAPS and delivery and installation. We further note you appear to determine and use various rental utilization metrics and average monthly rental rates for modular space and portable storage units. Please expand your segment disclosures to disclose revenues from external customers for each product and service or each group of similar product and service. Please refer to ASC 280-10-50-40 for guidance.

Response: Page F-85 has been revised to provide separate disclosure of modular space products and portable storage products. Additionally, WSII considered the guidance in ASC 280-10-50-40 related to the grouping of products and services. Based on this consideration, WSII respectfully believes that breaking out value added products and services (“VAPS”) revenue from modular space products revenue is not required. In reaching this conclusion, WSII concluded that VAPS and modular space products are similar products that can be grouped under ASC 280-10-50-40. In reaching this conclusion, WSII considered the following facts and circumstances in the context of the segment aggregation criteria in ASC 280-10-50-11:

October 11, 2017 Page 10

•	VAPS and modular space products are similar in nature as they have similar sales processes, preparation processes, similar customers, and are delivered to customers at the same time.

•	VAPS and modular space units are negotiated and sold to the customer together.

•	The company’s customers require VAPS (such as furniture, steps, ramps and other VAPS) in order to use the Company’s modular space products.

•	The Company’s VAPS products are rarely sold or leased separately. Approximately 98% of VAPS revenue is associated with and included in the same order as the unit.

•	The contractual nature of the arrangement with a customer for VAPS is also consistent with that of modular space units as both products are contracted together in one lease agreement and have the same terms and conditions such as the minimum lease term, payment terms etc.

•	The economic characteristics of VAPS and modular space products are similar as they both have similar margins

Based on these considerations, the Company believes that VAPS and modular space products are similar and allow grouping treatment under ASC 280-10-50-40.

Furthermore, in response to our subsequent conversation with the Staff regarding the registration fee table, the Company respectfully submits that it is not registering the shares of common stock underlying the warrants at this time because they will not become exercisable until 30 days after the closing of the proposed business combination. Pursuant to the terms of the warrant agreement that was entered into in connection with the Company’s initial public offering (the “Warrant Agreement”), we have agreed to use our best efforts to file and have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares until the warrants expire or are redeemed, as specified in the Warrant Agreement. The warrants will expire at 5:00 p.m., New York City time, five years after the completion of the business combination or earlier upon redemption or liquidation. The Company intends to file and have an effective registration statement on Form S-3 covering such shares within that time period.

Please contact me at 212-294-6787 if you have any questions or require any additional information in connection with this letter or the Amendment No. 1.

Sincerely yours,

/s/ Elliott M. Smith

Elliott M. Smith